Spotlight Capital Holdings, Inc. 601 South Figueroa Street, Suite 4050 - Los Angeles, CA 90017 Phone: 213.337.6784

February 12th , 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

ATTN:  Justin Dobbie, Legal Branch Chief (202) 551-3469 or Donald E. Field (202) 551-3680

             Office of Transportation and Leisure

Re: Spotlight Capital Holdings, Inc.
Form 1-A POS - Post Qualification Amendment Number 2
Amending Form 1-A Filed December 22, 2016 - Qualified January 24th, 2017 File No. 024-10606

REQUEST FOR QUALIFICATION OF EFFECTIVENESS

Dear Mr. Dobbie:

Pursuant to Regulation A (17 CFR §230.251 et seq.) promulgated under the Securities Act of 1933, as amended, Spotlight Capital Holdings, INC (the “Registrant”) hereby requests qualification of the effective date of its Registration Statement on Form 1-A POS (File No. 024-10606), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on February 13[h], 2018, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Aaron Johnson at the phone number on record, or in his absence Andre L. Ligon at (713) 662-2500. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Spotlight Capital Holdings, Inc via email to aaronjohnson50@gmail.com and andre@andreligon.com.

Best Regards,

 /s/ Aaron C Johnson

Aaron C Johnson - CEO

www.spotlightcapitalholdings.com
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